August 1, 2007

Mail Stop 4561

Mr. Gary D. Halbert
President
ProFutures, Inc.
11719 Bee Cave Road
Suite 200
Austin, TX 78738

>   **Re: ProFutures Diversified Fund, L.P.**
>   **Item 4.01 Form 8-K**
>   **Filed 7/31/07**
>   **File No. 0-16898**

Dear Mr. Halbert:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We assume that your newly engaged accountant is planning to register with the Public Company Accounting Oversight Board (PCAOB). If your new accountant submits an application for registration with the PCAOB, the PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB. However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if you have not already done so, you should promptly discuss this with your new accountant as they may not be

able to perform an interim review in accordance with SAS 100 for your next interim period if they are not registered in time.

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3429.

Sincerely,

Kristi Marrone
Staff Accountant